Chunghwa Telecom Reports Un-audited Consolidated Operating Results for the Fourth Quarter of 2013

TAIPEI, Taiwan, R.O.C. January 29, 2014 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the fourth quarter of 2013. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period)

Fourth Quarter 2013 Financial Highlights

Total revenue increased by 4.6% to NT$58.82 billion

Mobile communications revenue increased by 10.5% to NT$28.29 billion

o	Mobile value-added services (VAS) revenue increased by 39.4% to NT$7.71 billion, with mobile internet revenue, the largest contributor to VAS revenue, increasing by 56.2%

o	Handset sales revenue increased by 21.9% to NT$8.70 billion

Internet revenue slightly decreased by 0.3% to NT$6.51 billion

o	Internet VAS revenue increased by 3.3% to NT$0.66 billion

Domestic fixed communications revenue increased by 0.3% to NT$19.34 billion

International fixed communications revenue decreased by 1.2% to NT$3.90 billion

Total operating costs and expenses increased by 6.1% to NT$47.82 billion

Net income increased by 3.4% to NT$9.36 billion

Basic earnings per share (EPS) was NT$1.21

Full Year 2013 Financial Highlights

Total revenue increased by 3.0% to NT$228.00 billion, exceeding our prior guidance by 4.7%

Mobile communications revenue increased by 9.7% to NT$110.59 billion

o	Mobile VAS revenue increased by 38.4% to NT$28.38 billion

o	Handset sales revenue increased by 19.7% to NT$33.10 billion

Internet revenue increased by 2.7% to NT$25.44 billion

o	Internet VAS revenue increased by 4.4% to NT$2.69 billion

Domestic fixed communications revenue decreased by 3.4% to NT$73.55 billion

  International fixed communications revenue increased by 2.5% to NT$15.71 billion
  Total operating costs and expenses increased by 5.3% to NT$180.49 billion
  Net income decreased by 2.3% to NT$39.84 billion, but exceeded our full year guidance by 6.0%
  Basic EPS was NT$5.14

“2013 was an important year for Chunghwa Telecom. In the past twelve months, not only did we outperform our competitors in growing our mobile business and upgrade many customers to higher speed services, but we also secured licenses to operate the desirable 4G bands in the domestic market,” stated Dr. Rick L. Tsai, Chairman and CEO of Chunghwa Telecom.

Dr. Tsai continued, “Heading into 2014, our key focus is on the seamless rollout of 4G services in the second half of the year, with the aim to be not only the first 4G operator in Taiwan, but also the best 4G operator in terms of service and network quality. Even in the increasingly competitive broadband market, we will continue to attract users and drive stickiness through offering attractive promotional plans, which allow customers free upload speed migration. Lastly, we plan to launch ground-breaking 300Mbps speed services helping us to solidify our technological superiority and maintain our market leading position.”

Revenue

Chunghwa Telecom’s total revenues for the fourth quarter of 2013 increased by 4.6% to NT$58.82 billion, which was comprised of 48.1% mobile, 11.1% internet, 32.9% domestic fixed, 6.6% international fixed, and 1.3% from other businesses.

Mobile business revenue for the fourth quarter 2013 increased by 10.5% to NT$28.29 billion. The increase was primarily due to growth in mobile VAS revenue and handset sales from smartphone promotions, including Senao’s open channel sales. This increase offset a decline in mobile voice revenue, which was due to market competition and the National Communication Committee’s (“NCC”) tariff reductions.

Internet business revenue for the fourth quarter of 2013 decreased by 0.3% to NT$6.51 billion. The decrease was primarily attributable to higher ICT project revenue in the same period of 2012.

Domestic fixed revenue for the fourth quarter of 2013 increased by 0.3% to NT$19.34 billion. Local and DLD service revenue decreased by 6.1% and 4.8%, respectively, mainly due to mobile and VoIP substitution. Broadband access revenue remained flat at NT$4.83 billion.

International fixed revenue decreased by 1.2% to NT$3.90 billion, mainly due to lower international long distance revenue because of VOIP substitution.

Other revenue decreased by 11.8%, primarily due to reduced construction revenue from the property development subsidiary, Light Era.

Total revenue for the full year 2013 increased by 3.0% to NT$228.00 billion, compared to 2012, and was comprised of 48.5% mobile, 11.2% Internet, 32.3% domestic fixed, 6.9% international fixed, and 1.1% other.

Operating Costs and Expenses

Total operating costs and expenses for the fourth quarter of 2013 increased 6.1% to NT$47.82 billion. The increase was mainly due to the rising cost of handsets sold resulting from growth in mobile internet subscribers and handset sales, increases in personnel expenses for Senao’s channel expansion and higher ICT project costs during the quarter.

Total operating costs and expenses for 2013 increased by 5.3% year-over-year to NT$180.49 billion, mainly due to the aforementioned reasons occurring during the fourth quarter of 2013.

Income Tax

Income tax expense for the fourth quarter of 2013 increased by 4.1% to NT$1.89 billion.

Operating Income and Net Income

Income from operations for the fourth quarter increased by 2.2% to NT$11.10 billion. The operating margin was 18.9%, compared to 19.3% in the same period of 2012. Net income increased by 3.4% to NT$9.36 billion. Basic earnings per share was NT$1.21.

Cash Flow and EBITDA

Cash flow from operating activities for the fourth quarter of 2013 increased by 22.3% to NT$30.04 billion, mainly due to the land acquisition by the Company’s property development subsidiary in 2012 and reduced mobile handset procurement during the quarter.

EBITDA for the fourth quarter of 2013 increased by 0.4% to NT$19.27 billion. The EBITDA margin was 32.8% compared to 34.1% in the same period of 2012. The decrease in EBITDA margin was primarily due to tariff cuts and higher handset sales, which have a lower EBITDA margin than traditional telecom services.”

Capital Expenditure (“Capex”)

Total capex for the fourth quarter of 2013 decreased by 22.2% to NT$13.11 billion, and was comprised of 54.5% domestic fixed communications, 25.7% mobile, 14.1% internet, 3.6% international fixed communications, and 2.1% others.

Business and Operational Highlights Broadband/HiNet

  This year, the Company is continuing to execute its strategy of encouraging FTTx migration. By December 31th, 2013, the number of FTTx subscribers reached 2.96 million, accounting for 64.9% of the Company’s total broadband users. Moreover, the number of subscribers signing up for 60Mbps and higher speed connections increased by 25.5%, reaching 1.14 million.
  HiNet broadband subscribers increased 0.3% year-over-year, totaling 3.78 million at the end of December 2013.

Mobile

  As of December 31th, 2013, Chunghwa had 10.66 million mobile subscribers, representing a 3.8% year-over-year increase.
  In 2013, the Company increased the number of mobile internet subscribers by 58.8% year-over-year, adding over 1.46 million to reach 3.94 million and grow its market share to 34.8%.

Fixed-line

  As of December 31th, 2013, the Company maintained its leading position in the fixed-line market, with a total of 11.57 million subscribers.

2014 Guidance

Total revenue in 2014 is expected to slightly increase by NT$0.23 billion, or 0.1%, to NT$228.23 billion compared to the unaudited consolidated revenue for 2013. Expected increases in revenue due to on-going promotions for mobile internet and growth in handset sales as well as ICT projects will likely be offset by expected the voice revenue decline and tariff reductions. Broadband revenue is expected to be flat year-over-year due to market competition.

Operating costs and expenses for 2014 are expected to increase by NT$4.21 billion to NT$184.70 billion. Costs of handset sold are expected to increase along with the promotion of mobile internet packages and customers’ migration to 3G. Increase in CAPEX for the Company’s fixed and mobile broadband businesses is expected to result in higher depreciation and maintenance expenses. The 4G license acquisition will also increase amortization expenses.

Non-operating income is expected to decrease by NT$0.88 billion due to declines in both interest income and gains on disposal of financial assets. Income before income tax and comprehensive income attributable to stockholders of the parent are expected to be NT$44.20 billion and NT$35.84 billion, respectively, representing decreases of NT$4.94 billion and NT$2.86 billion, respectively. Earnings per share is expected to decrease to NT$4.62.

Not counting for the 4G license payment of NT$39.08 billion, CAPEX for 2014 is budgeted to increase by NT$3.72 billion year-over-year to NT$40.13 billion, primarily due to costs associated with the build-out of the 4G network, fiber broadband, mobile network, and cloud infrastructure.

	2014(F)	2013		YoY
(NT$ billion except EPS)			change
		(unaudited)		(%)

Revenue	228.23	228.00	0.23	0.1

Operating Costs and
	184.70	180.49	4.21	2.4
Expenses

Other Income and Expense	0	0.8	(0.8)	(100)

Income from Operations	43.53	47.59	(4.06)	(8.5)

Non-operating Income	0.67	1.55	(0.88)	(56.8)

Income before Income Tax	44.20	49.14	(4.94)	(10.1)

Comprehensive Income
attributable to stockholders of	35.84	38.70	(2.86)	(7.4)
the parent

EPS(NT$)	4.62	5.14	(0.52)	(10.1)

EBITDA	77.10	79.78	(2.68)	(3.4)

EBITDA Margin	33.8%	35.0%

Acquisition of Material Assets	40.86	75.64	(34.78)	(46.0)

Acquisition of Property,
	40.13	36.41	3.72	10.2
Plant and Equipment

Concession	0	39.08	(39.08)	(100)

Others	0.73	0.15	0.58	386.7

Disposal of Material Assets	0	0.04	(0.04)	(100)

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of

Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:·these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;·these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;·these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and·these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX: 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. The Company provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488
Email:	chtir@cht.com.tw